Exhibit (a)(1)(S)

[DATE], 2024

Strictly Private and Confidential {{ Name }} {{ Address }}

Dear {{ Name }},

All capitalized terms used in this letter and not otherwise defined herein are defined in the Cash Bonus Standard Terms which are attached to this letter.

Bonus

You are hereby granted an exceptional bonus (Bonus). Receipt of your Bonus is subject to your acceptance of the terms set out in this letter and the Cash Bonus Standard Terms. Your Bonus is granted over a number of notional ordinary shares (Shares) in the capital of Sequans Communications S.A. (Company). However, your Bonus will be settled in cash only, and you have no right to receive Shares.

Schedule

The vesting schedule for your Bonus is shown in the table below and explained further underneath.

Total Bonus (number of Shares)	Vesting schedule
[NUMBER]

Vests in [NUMBER] tranches, each date being a Vesting Date;

[DATE] ([NUMBER]),

[DATE] ([NUMBER]),

[DATE] ([NUMBER]),

[DATE] ([NUMBER]),

[DATE] ([NUMBER]),

[DATE] ([NUMBER]),

[DATE] ([NUMBER]),

[DATE] ([NUMBER]),

[DATE] ([NUMBER]), and

[DATE] ([NUMBER]).

Your Bonus will be payable in cash in CNY, settled on the first payroll following each Vesting Date. The amount of cash payable will be equal to the fair market value of a Share on the Vesting Date multiplied by the number of Shares set out in the table above against your Bonus for that Vesting Date. The vesting of each tranche of your Bonus is subject to the Cash Bonus Standard Terms, including the requirement for continued employment.

SEQUANS Communications – Société Anonyme au capital de 2.462.620,04 euros

RCS Nanterre – SIRET 45024967700037

Les Portes de la Défense – Hall A, 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France

Tel: +33 (0)1 70 72 16 00 – Fax: +33 (0)1 70 72 16 09

MKT-FM-006-R18

If you have any questions regarding your Bonus, please contact Deborah Choate at deborah@sequans.com.

Kind Regards

SEQUANS COMMUNICATIONS S.A.

represented by Deborah Choate, duly authorized

pursuant to a power of attorney granted by Georges Karam

SEQUANS Communications – Société Anonyme au capital de 2.462.620,04 euros

RCS Nanterre – SIRET 45024967700037

Les Portes de la Défense – Hall A, 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France

Tel: +33 (0)1 70 72 16 00 – Fax: +33 (0)1 70 72 16 09

MKT-FM-006-R18

EXHIBIT

CASH BONUS STANDARD TERMS

1.	Introduction

Defined terms used in this document are set out at the end in clause 9 (Definitions).

In these Terms, references to the singular include the plural and vice versa.

These Terms apply to any Bonus allocated to you.

2.	Form of Bonus

Your Bonus will be expressed as the cash value of a number of notional Shares. The form and number of notional Shares subject to your Bonus will be communicated to you separately via the Bonus Letter.

Your Bonus is a conditional right to receive cash only, and under no circumstances do you have the right to receive Shares.

3.	Vesting and payment

3.1	Vesting

3.1.1	Your Bonus will be divided into tranches of an equal number of notional Shares.

3.1.2	Your Bonus will vest in accordance with the vesting schedule set out in the Bonus Letter; each vesting taking place on a Vesting Date.

3.2	Payment

3.2.1	Any tranche of your Bonus will be paid to you in cash on each Vesting Date.

3.2.2

The cash amount to be paid to you on a Vesting Date will be the Market Value of the number of notional Shares subject to the tranche of the Bonus on the date in question. Any payment made in accordance with these Terms will be made by your Employer and will be paid in CNY. The Committee will determine the exchange rate to be used to calculate the amount payable in CNY.

3.3	Tax

For social security charges and tax purposes, your Bonus will be treated as a salary and taxed accordingly.

Any Member of the Group or any other third party determined by the Committee may withhold such amounts and make such arrangements as it considers necessary or desirable to meet any liability to pay or account for any tax and social security charges (and/or any similar charges), wherever arising, in respect of your Bonus (“Tax”).

This may include any Member of the Group or other third party determined by the Committee making deductions from any cash payment, including the Bonus, owed to you in order to meet such liability to Tax and any other associated costs.

You agree to be responsible for and bear any liability to Tax and you agree to indemnify the Group for the liability, if requested.

4.	Leavers

4.1	Before Vesting Date

4.1.1	If you Leave before a Vesting Date, your Bonus will lapse on the date you Leave, unless you Leave due to:

(i)	death;

(ii)	2nd and 3rd category disability, within the meaning of article L.341-4 of the French Social Security Code; or

(iii)

your termination of services by the Company within six months following the acquisition by a third party of a majority interest in the Company (a “Company Event”), other than for misconduct or gross negligence.

4.1.2	If you Leave for one of these Good Leaver reasons, your Bonus will be paid to you in cash as soon as practicable following the date you Leave.

5.	Company Events

5.1

If there is a Company Event before any Vesting Date of any tranche of your Bonus, your Bonus will continue until each of the remaining Vesting Dates of any tranches of the Bonus. However, in the event of a Company Event, the market value of a notional Share used to determine the amount payable under clause 3.2.2 (Timing) will be the price of a Share under the Company Event (and not the price determined in accordance with the definition of Market Value).

6.	General

6.1	Lapse

To the extent your Bonus lapses, you will have no right to receive any cash.

6.2	No transfer

You may not transfer, assign, charge or otherwise dispose of your Bonus or any rights in respect of it (other than to your personal representatives on death). If you do so, whether voluntarily or involuntarily, then your Bonus will immediately lapse.

6.3	Terms of employment

Nothing in these Terms, or the operation of these Terms, forms part of your contract of employment or alters it. The rights and obligations arising from your employment relationship with Employer or any Member of the Group are separate from, and are not affected by, these Terms. Receiving a Bonus does not create any right to, or expectation of, employment (continued or otherwise).

Receiving a Bonus does not create any right to or expectation to receive a bonus on the same basis, or at all, in any future year. Your Bonus is an extraordinary one-time benefit and is not and will not be deemed a salary component for any purpose whatsoever, including in connection with calculating severance compensation under applicable law.

Your Bonus does not entitle you to the exercise of any discretion in your favour.

You will have no claim or right of action in respect of any decision, omission or discretion, which may operate to your disadvantage.

You have no right to compensation or damages for any loss (actual or potential) in relation to these Terms or your Bonus, including any loss in relation to:

6.3.1	any loss or reduction of rights or expectations under these Terms in any circumstances (including lawful or unlawful termination of employment);

6.3.2	any exercise of or failure to exercise a discretion or a decision in relation to your Bonus; or

6.3.3	the operation of these Terms.

In consideration for, and as a condition of your Bonus, you agree to waive all rights which might otherwise arise in connection with these Terms, other than the right to receive cash, subject to and in accordance with these Terms.

6.4	Not pensionable

Your Bonus is not pensionable.

6.5	Data protection

Your Bonus is subject to:

6.5.1	any data protection policies applicable to the Group and any relevant Member of the Group;

6.5.2	any applicable privacy notices; and

6.5.3	any applicable consents.

6.6	Communications

You agree that any communication given to you in connection with your Bonus or these Terms may be delivered by electronic means (including by email or on a portal), personally delivered or sent by ordinary post to such address as the Company considers appropriate.

Any communication to be given to the Company or its agents, may be sent to its registered office or as the Company or its appointed agent notifies to you.

Communications:

6.6.1	sent electronically will be deemed to have been received immediately, or at the opening of business on the next business day (if sent outside usual business hours);

6.6.2	that are personally delivered will be deemed to have been received when left at the relevant address, or at the opening of business on the next business day (if left outside usual business hours); and

6.6.3	sent by post will be deemed to have been received 3 days after posting,

unless there is evidence to the contrary.

All communications given to you are given and sent at your risk.

6.7	Third party rights

Except as otherwise expressly stated to the contrary, nothing in these Terms confers any benefit, right or expectation on any other person other than any Member of the Group. No third party has any rights to enforce any rule of these Terms and any statutory or other third party enforcement rights in any jurisdiction are (to the extent permissible by law) excluded.

7.	Committee’s powers

7.1	Rules and regulations

These Terms are administered by the Committee, which has authority to make such rules and regulations for the administration of these Terms as it considers necessary or desirable. The Committee may delegate any and all of its rights and powers under these Terms.

7.2	Provisions of these Terms

If any provision of these Terms is held to be invalid, illegal or unenforceable for any reason, that provision will be deleted and the remaining provisions will continue in full force and effect, unless the Committee determines otherwise.

7.3	Committee’s decision final and binding

All decisions of the Committee in connection with these Terms and their interpretation and your Bonus (including in any dispute) will be final and conclusive.

The Committee will decide whether and how to exercise any discretion in these Terms.

7.4	Amendment

The Committee may not change these Terms without your written consent, except where the Committee considers it to be necessary or desirable to comply with or take account of any change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for you or any Member of the Group or to correct administrative errors or make minor changes to benefit the administration of your Bonus.

8.	Governing law, language and jurisdiction

The laws of France govern these Terms and your Bonus. The courts of France have exclusive jurisdiction in respect of disputes arising under or in connection with these Terms or your Bonus.

In relation to these Terms, the English language version will prevail, so that if there is any conflict between the provisions of these Terms in English and the same provision in another language, the English version will prevail.

9.	Definitions

For the purposes of these Terms:

“Bonus Letter” means the bonus letter from the Company sent to you separately, setting out the form and number of notional Shares subject to your Bonus;

“Bonus” means a conditional right relating to the value of a number of notional Shares, which is subject to these Terms;

“Committee” means the Remuneration Committee of the board of directors of the Company or such other committee or person to whom the board delegates responsibility for overseeing the operation of these Terms;

“Company” means Sequans Communications S.A., a French limited company (société anonyme) with its registered office at Les Portes de la Défense - 15-55 Boulevard Charles de Gaulle 92700 Colombes (France), registered with the Trade and Companies Register of Nanterre (R.C.S. Nanterre) under number 450 249 677;

“Company Event” has the meaning ascribed to it in clause 4.1.1(iii);

“Employer” means Shanghai Foreign Service Co., Ltd.;

“Good Leaver” means Leaving for one of the circumstances set out in clause 4.1.1;

“Leave” means no longer being employed within the Group or providing services to the Group, or, if earlier, giving or receiving notice to terminate employment within the Group or terminate services for the Group (save where you will continue to be employed by or provide services to another Member of the Group), and “Leaving” will be understood accordingly;

“Market Value” means, for the first fourteen (14) months following the Offer Acceptance Time, the Offer Price and, after such date, an amount calculated as follows:

Market Value = Offer Price x	Revenues n–1
Revenues 2023

Where:

“Revenues n-1” means the consolidated revenues (chiffre d’affaires) achieved by the Company during the last financial year ended on or before the relevant Vesting Date, calculated in accordance with the accounting rules and methods presented in the 2023 consolidated financial report, and on the consolidation perimeter as was existing as at 31 December 2023, and

“Revenues 2023” refers to the consolidated revenues (chiffre d’affaires) achieved by the Company in fiscal year 2023, in accordance with the accounting rules and methods presented in the 2023 consolidated financial report.

Example: if the Offer Acceptance Time is 15 February 2024, the Market Value (which would be equal to the Offer Price) would be USD 3.03 per ADS and such Market Value would be valid until 14 April 2025 (14 months after 15 February 2024). As of 15 April 2025, the above formulas would become applicable.

“Member of the Group” means the Company or a subsidiary of the Company, from time to time, and “Group” will be understood accordingly;

“Offer” means the tender offer governed by the laws of the United States of America and initiated by Purchaser to purchase with cash, subject to certain conditions, all outstanding Company Shares and ADSs issued by the Company for the Offer Price;

“Offer Acceptance Time” means the time of Purchaser’s acceptance and payment for Company Shares tendered in the Offer;

“Offer Price” means USD 3.03 per ADS issued by the Company;

“Purchaser” means Renesas Electronics Europe GmbH, a limited liability company incorporated under the laws of Germany (Gesellschaft mit beschränkter Haftung – GmbH);

“Shares” means ordinary shares in the capital of the Company;

“Tax” has the meaning ascribed to it in clause 3.3;

“Terms” means the terms and conditions set out in this document; and

“Vesting Date” means any date set out in clause 3.1.2.